FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

INTERNATIONAL TOWER HILL MINES LTD. (the “Issuer”)

Suite 1901 – 1177 West Hastings Street

Vancouver, B.C. V6E 2K3

Item 2.	Date of Material Change

February 13, 2008

Item 3.	News Release

The date of the press release issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change disclosed in this report is February 13, 2008.  The press release was issued in Vancouver, British Columbia through the facilities of the TSX Venture Exchange via Marketwire, Canada Stockwatch and Market News Publishing.

Item 4.	Summary of Material Change

The Issuer reports results of their initial mineral resource estimate for the Camp Zone deposit at its LMS project near Delta Junction, Alaska.

Item 5.	Full Description of Material Change

The Issuer provides the results of its initial mineral resource estimate for the Camp Zone deposit at its LMS project near Delta Junction, Alaska.  The independent study determined an initial inferred gold resource of 167,000 ounces of gold at a cutoff grade of 0.3 g/t having an average grade of 0.89 g/t gold.

The study noted that, due to the wide-spaced nature of the drilling, much of the high-grade mineralization could not be accurately modeled and was therefore excluded from the resource estimation.  Considerable upside exists to bring this population into the resource model with additional drilling.  The encouraging, open-ended, resource model underpins the high potential of this well-mineralized project area.  In addition, the Issuer conducted an extensive surface exploration program in 2007 that identified a number of other strong gold in soil anomalies that have potential to significantly expand the Camp Zone along trend and for other new Camp Zone type discoveries.  The study highlights a number of areas for follow-up drilling to expand the Camp Zone and to test new ‘Camp Zone-type’ targets on the Issuer’s large land position.

The LMS inferred resource estimate announced in this news release builds upon the Issuer’s February 7, 2008 announcement of its Terra inferred resource estimate of 428,000 tonnes at an average grade of 12.2 g/t gold for 168,000 contained ounces of gold with 23.1 g/t silver for 318,000 contained ounces silver.  The Issuer anticipates announcing its bulk tonnage Livengood initial resource estimate within two weeks, thereby rounding out the results from its 2007 resource definition program and setting the stage for its very aggressive $11 million dollar 2008 resource expansion program (See NR08-03).  Because the Issuer’s priorities will be focussed on Livengood in 2008, it is actively looking for alternative means to advance the LMS property.

Project Background

The LMS project is located in Alaska, 40 kilometres south of the Pogo Gold Mine and within 14 kilometres of the paved Richardson Highway and related utility corridor.  The Issuer is earning a 60% interest in the LMS project from AngloGold Ashanti (USA) Exploration Inc. (See news releases of August 8 and September 5, 2006 for details).

Results of the Geological Review and Resource Estimate

Geological Review

On February 13, 2008 Giroux Consultants Ltd. and Mineral Resource Services Inc. delivered a final draft of their report on the LMS Project which includes information from the mineral resource estimate and surface exploration and petrographic studies completed in 2007.  This information summarizes the results from 36 drill holes (3,293 assayed intervals) covering an area of approximately one square kilometre.  It describes the main mineralized zone as a 1-5 metre thick, shallowly-dipping, tabular zone of siliceous breccia and graphitic schist hosted in a mica schist sequence.  The primary ore controls appear to be a combination of favourable host alteration zones and deep-seated feeder structures.  The zone remains open to the north and west.  The results from a petrographic and fluid inclusion study of the mineralization indicate that the bulk of the gold mineralization in the system is likely intrusion-related and may be of similar age to the intrusion related Pogo deposit 40 kilometres to the north.  The conclusions have been incorporated into the overall LMS exploration model for further exploration in 2008.

Resource Estimate

The inferred mineral resource estimate for the LMS deposit (see Table 1) is based on 24 drill holes covering approximately 250 metres of strike length and 590 metres down dip.  All 24 holes intersected the mineralized zone and mineralization remains open to the north and at depth.  A geological model of the mineralized graphitic schist and breccia zone was constructed and forms the basis of the resource model.  Within the modeled volume nine gold assays were capped at 7.5 g/t gold.  Two metre composites were formed and modelled using semi-variograms.  Bulk density was established by estimating the volume of weighed core samples yielding an average density of 2.6 for the mineralized zone and 2.68 for the surrounding schist.  Blocks 5 metres vertical by 10 metres north-south and 10 metres east-west were estimated by ordinary kriging.

Table : Camp Zone Inferred Mineral Resource Estimate*

LMS TOTAL INFERRED RESOURCE
Gold Cutoff	Tonnes > Cutoff	Grade > Cutoff	Contained Gold
(g/t)	(tonnes)	Gold (g/t)	(Ounces)
0.10	9,680,000	0.61	190,000
0.20	7,460,000	0.75	180,000
0.30	5,860,000	0.89	167,000
0.40	4,780,000	1.01	155,000
0.50	4,110,000	1.10	145,000
0.60	3,610,000	1.18	137,000
0.70	3,130,000	1.26	127,000
0.80	2,710,000	1.34	116,000
0.90	2,370,000	1.41	107,000
1.00	2,050,000	1.48	97,000
1.10	1,740,000	1.55	87,000
1.20	1,490,000	1.62	78,000

*  Mineral resources which are not mineral reserves do not have demonstrated economic viability.  The estimate of mineral resources may be materially affected by environmental, permitting, legal, marketing, or other relevant issues.

Due to the wide-spaced distribution of drilling, high-grade feeder veins, which returned intercept values ranging from 3 to 121 g/t gold, were not incorporated into the model (see Table 2).  If the density of drilling was increased it is possible that the high grade mineralization outside the graphitic schist envelope could become an important part of the resource model.

Table : Intercepts* with grade thickness products greater that 10 gram metres  which were excluded from the resource estimation
Hole ID	From	To	Length (metres)	Gold (g/t)	Lithology
LM-05-02	25.91	27.43	1.52	7.27	schist-qtz mus
LM-05-07	30.48	33.53	3.05	4.09	schist-qtz mus
LM-05-11	121.92	125.12	3.20	16.28	schist-bio chl mus
includes	123.90	124.66	0.76	61.00
LM-05-12	142.95	146.33	3.38	21.72	schist-qtz mus
includes	144.23	146.33	2.10	33.11
	171.75	173.28	1.53	35.40	schist-qtz mus
LM-05-13	46.63	51.21	4.58	3.30	schist-qtz bio
LM-06-21	299.92	302.73	2.81	30.08	gneiss-bio
includes	302.06	302.73	0.67	121.00
	308.76	309.37	0.61	24.00	gneiss-bio
LM-06-25	116.59	116.89	0.30	68.00	schist-bio musc qtz
LM-06-26	269.75	272.19	2.44	4.94	gneiss-bio mus qtz
	282.24	286.21	3.97	11.81	gneiss-bio mus qtz
includes	282.24	283.68	1.44	27.70
	380.33	380.94	0.61	22.30	gneiss-bio mus qtz
LM-06-31	265.63	270.78	5.15	4.18	gneiss-bio mus
includes	267.68	270.78	3.10	5.69

*  Intercepts calculated with 1 g/t gold cutoff, max 1.5 metre internal waste, outliers have to carry the internal waste to cutoff.

Qualified Person and Quality Control/Quality Assurance

The work program at LMS was designed and is supervised by Dr. Russell Myers, Vice President of Exploration, Talon Gold (US) LLC (a wholly owned subsidiary of the Issuer responsible for carrying out the Issuer’s exploration programs), who is responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project photograph the core from each individual borehole prior to preparing the split core, which is then sealed and shipped to ALS Chemex for assay.  ALS Chemex's quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025: 1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Quality control is further assured by the use of international and in-house standards.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

Dr. Paul D. Klipfel, Ph.D., AIPG, a consulting economic geologist employed by Mineral Resource Services Inc., has acted as the Qualified Person, as defined in NI 43-101, for the exploration data and supervised the preparation of the technical exploration information on which some of this news release is based.  Dr. Klipfel has a PhD in economic geology and more than 28 years of relevant experience as a mineral exploration geologist. He is a Certified Professional Geologist [CPG 10821] by the American Institute of Professional Geologists.  Both Dr. Klipfel and Mineral Resource Services Inc. are independent of the Issuer under NI 43-101.

Mr. Gary Giroux, MASc., P. Eng (B.C.), a consulting geological engineer employed by Giroux Consultants Ltd., has acted as the Qualified Person, as defined in NI 430-101, for the Giroux Consultants Ltd. mineral resource estimate.  He has over 30 years of experience in all stages of mineral exploration, development and production.  Mr. Giroux specializes in computer applications in ore reserve estimation, and has consulted both nationally and internationally in this field.  He has authored many papers on geostatistics and ore reserve estimation and has practiced as a Geological Engineer since 1970 and provided geostatistical services to the industry since 1976.  Both Mr. Giroux and Giroux Consultants Ltd. are independent of the Issuer under NI 43-101.

The Report will be finalized and filed on SEDAR within 45 days of the date of this news release.

All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and its U.S. public disclosure filings at www.sec.gov and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

This material change report contains forward-looking statements within the meaning of Section 27A of the Securities Act and Section 27E of the Exchange Act.  Such statements include, without limitation, statements regarding the anticipated content, commencement and cost of planned exploration programs, the timing and nature of anticipated exploration program results and the discovery and delineation of mineral deposits/resources/reserves.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, the Issuer's inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies.

This material change report contains information with respect to adjacent or similar mineral properties in respect of which the Issuer has no interest or rights to explore or mine. The Issuer advises US investors that the US Securities and Exchange Commission's mining guidelines strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Issuer has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties are not indicative of mineral deposits on the Issuer’s properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Jeffrey A. Pontius, President & CEO

Business Telephone No.:  (303) 470-8700

Item 9.	Date of Report

February 14, 2008